Exhibit 99.1

The9 Limited and Russian BitRiver Signed Cryptocurrency Mining Hosting Agreement

Shanghai, China, July 12, 2021

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it has signed a cryptocurrency mining hosting agreement with Russian company BitRiver through its wholly-owned subsidiary NBTC Limited.

BitRiver, headquartered in Moscow, was established in 2017 to provide global hosting services and one-stop, turnkey solutions for large-scale cryptocurrency mining operations. BitRiver currently utilizes surplus hydroelectric power to operate data centers through low cost and sustainable renewable energy that offers hosting services for cryptocurrency mining in Russia and the CIS region. At present, the targeted data-center for The9's mining machines has an initial total power supply capacity of 300MW which could be extended up to 500MW.

According to the agreement between the two parties, BitRiver will reserve 15MW of electric capacity for The9’s Bitcoin mining machine deployment. The initial term of the agreement is 2 years. After the expiration, both parties have the right to automatically extend their cooperation for an additional one year, unless either party decides not to do so.

The9 will continue to actively seek for low-cost electricity and sustainable energy mining facilities in different regions of the world to accelerate the deployment of large-scale cryptocurrency mining machines for The9 and other partners by both self-construction of mining facilities and hosting cooperation with mining facilities companies.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

About BitRiver

The company operates 5 of its own data centers and several more are under construction.

At present, the energy capacity of the company is 165 MW and company hosts over 65,000 mining machines. By the end of the year, it will be more than 350 MW. In 2022, BitRiver will reach over 1000 MW.

The company has offices in Switzerland, Germany, South Korea, the UAE, and the US.

The green energy that the company uses is certified by IREC.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun	Roman Zabuga
Investor Relations Specialist	Head of Public Relations
The9 Limited	BitRiver
Tel: +86-21-6108-6080	+7-929-586-3700
Email: IR@corp.the9.com	zra@bitriver.farm
Website: https://www.the9.com/en	https://bitriver.farm/en/